Exhibit 99.1

MATERIAL FACT

Gerdau S.A. and Metalúrgica Gerdau S.A., in accordance with CVM Rule 358/2002, hereby announce to their shareholders and the market their intention to conduct (i) a primary public offering of new common and preferred shares; and (ii) a secondary public offering of preferred shares, all of them registered and book-entry shares with no par value, issued by Gerdau S.A. and owned by the shareholders of Metalúrgica Gerdau S.A. and Gerdau BG Participações S.A., to be held under the scope of a global offering, which will include (x) the public distribution of preferred and common shares in Brazil in the over-the-counter market, pursuant to CVM Rule 400, dated December 29, 2003, with placement efforts abroad; and simultaneously (y) the public distribution of preferred shares issued by Gerdau S.A. abroad in the form of American Depositary Shares (“ADS”).

The offering, if held, will be registered with the Securities and Exchange Commission of Brazil (CVM) in compliance with CVM Rule 400/2003. It will also be registered with the U.S. Securities and Exchange Commission (SEC).  The proceeds will be used for Gerdau S.A.’s announced investment program for the coming years and to strengthen its capital structure.

The primary offering is estimated at between R$ 3.8 billion and R$ 4.2 billion. The proceeds from the secondary offering will be used by Gerdau S.A.’s controlling shareholders to exercise their preemptive rights to the primary offering.

The execution and conclusion of the offering and the definitive structure to be adopted are subject to the Board of Directors’ approval as well as capital market conditions in Brazil and abroad.

This release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offer of these securities will be made solely by means of the preliminary prospectus supplement and other documents that may be filed with respect to such offering and the Company (in the case of the offering of preferred shares and ADSs) or made available to qualified investors (in the case of the offering of common shares) in accordance with Rule 144A and Regulation S.

Porto Alegre, March 21, 2011

Osvaldo Burgos Schirmer
Executive Vice-President and
Investor Relations Officer